FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

November 9, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

	Change in Outstanding and Reserved Securities
	Issued and Outstanding Share Summary	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		42,766,174
ADD:	Stock Options Exercised		20,000
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		42,786,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				0
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance				0

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,658,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	ExpiryDate	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Oct. 26/04	Thomas W. Beattie	Sep. 20/02	$1.455	20,000

			SUBTOTAL	(20,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance				2,638,000
Stock Option Outstanding – Closing Balance – Grand Total				2,638,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,662,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)			(20,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,642,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			504,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			504,000

All information reported in this Form is for the month of September 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	November 5, 2004

LATEST DRILL RESULTS INCLUDE A 77.45 METRE INTERSECTION

OF 10.2 GRAMS PER TONNE GOLD IN DRILLHOLE B04-49

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

October 25, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the Company has received assay results for a further eight drillholes from the Company’s ongoing drill program at the Boka Gold Project located in Yunnan Province, southeast China.  At present, work is concentrating on the Boka 1 Gold Zone (Boka 1 North and Boka 1 South) where a 100 metre by 50 metre spaced drilling program is in progress.  Seven rigs are presently operating including the two new Bradley Longyear 90 diamond drills.  A third Bradley drill will be added before years end.

The Boka 1 Gold Zone has been traced along surface, in trenches and tunnels along a 1,800 metre strike length and is open both to the north and south.  Drilling to date has shown that the surface mineralization continues downdip for at least 500 metres in the Boka 1 South Gold Zone and 300 metres downdip in the Boka 1 North Gold Zone.  Ongoing exploration programs on the 190 square kilometre Boka property include soil sampling, trenching, tunnelling, ground geophysics and detailed geological mapping.

Results have been received for drillholes B04-42, B04-43, B04-44, B04-45, B04-46, B04-47, B04-48 and B04-49.  Assay results for the holes are listed in the following table.  For drillhole locations, please visit our website at www.swgold.com.

		Intersection			Assay
Hole No.	Area	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B04-42	Boka 1 South	30.60	45.90	15.30	2.7	quartz-carbonate stockworks
						and quartz sulphide zones
		116.50	143.40	26.90	3.7
	including	125.50	134.50	9.00	7.8

B04-43	Boka 1 North	Vertical hole, abandoned before reaching target

B04-44	Boka 1 South	187.90	223.40	35.50	4.1	quartz-carbonate stockworks
	including	191.90	201.60	9.70	8.5	and quartz sulphide zones

B04-45	Boka 1 South	105.10	141.10	36.00	4.4	quartz-carbonate stockworks
	including	105.10	113.70	8.60	9.4	and quartz sulphide zones

		238.85	301.60	62.75	4.5
	including	238.85	254.75	15.90	10.0

B04-46	Boka 1 North	370.60	404.25	33.65	1.2	quartz-carbonate stockworks

B04-47	Boka 1 South	158.20	176.60	18.40	1.1	quartz-carbonate stockworks

B04-48	Boka 1 South	112.90	172.20	59.30	5.3	quartz-carbonate stockworks
	including	138.55	153.25	14.70	9.7	and massive sulphide

B04-49	Boka 1 North	35.80	37.90	2.10	4.4	quartz-carbonate stockworks

		253.92	331.37	77.45	10.2	massive quartz carbonate plus
	including	288.32	312.87	24.55	18.8	sulphide with visible gold
	including	292.32	296.32	4.00	78.3

…more

Drilling at the Boka 1 Gold Zone continues to show good continuity of gold mineralization downdip and along strike.

On the regional soil sampling program, geochemical results have been received for a further 1,400 samples.  Several new significant gold in soil anomalies have been delineated in the south portion of the Joint Venture permits.  In one of the newly defined gold in soil anomaly, assay results from soils returned values up to 2.1 grams per tonne gold.  The gold in soil anomalies appear to correlate well with gold mineralization in bedrock.  All of the newly defined soil anomalies will be trenched and sampled in detail.  To date, the soil sampling program has covered about 70% of the 190 square kilometre joint venture property with samples taken on a 200 metre by 100 metre spacing.

The mineralization at the Boka Gold Project is hosted by carbonaceous shales within various stratigraphic horizons on the Property and is associated with quartz-sulphide-carbonate stockworks, quartz veins, massive carbonate replacement zones and massive sulphides.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM-and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.  REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

October 25, 2004

ITEM 3.

PRESS RELEASE

Issued October 25, 2004 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that the Company has received assay results for a further eight drillholes from the Company’s ongoing drill program at the Boka Gold Project located in Yunnan Province, southeast China.  At present, work is concentrating on the Boka 1 Gold Zone (Boka 1 North and Boka 1 South) where a 100 metre by 50 metre spaced drilling program is in progress.  Seven rigs are presently operating including the two new Bradley Longyear 90 diamond drills.  A third Bradley drill will be added before years end.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, V.P., Corporate Development
Telephone:

(604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 25th day of October, 2004.

LATEST DRILL RESULTS INCLUDE A 77.45 METRE INTERSECTION

OF 10.2 GRAMS PER TONNE GOLD IN DRILLHOLE B04-49

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

October 25, 2004

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that the Company has received assay results for a further eight drillholes from the Company’s ongoing drill program at the Boka Gold Project located in Yunnan Province, southeast China.  At present, work is concentrating on the Boka 1 Gold Zone (Boka 1 North and Boka 1 South) where a 100 metre by 50 metre spaced drilling program is in progress.  Seven rigs are presently operating including the two new Bradley Longyear 90 diamond drills.  A third Bradley drill will be added before years end.

The Boka 1 Gold Zone has been traced along surface, in trenches and tunnels along a 1,800 metre strike length and is open both to the north and south.  Drilling to date has shown that the surface mineralization continues downdip for at least 500 metres in the Boka 1 South Gold Zone and 300 metres downdip in the Boka 1 North Gold Zone.  Ongoing exploration programs on the 190 square kilometre Boka property include soil sampling, trenching, tunnelling, ground geophysics and detailed geological mapping.

Results have been received for drillholes B04-42, B04-43, B04-44, B04-45, B04-46, B04-47, B04-48 and B04-49.  Assay results for the holes are listed in the following table.  For drillhole locations, please visit our website at www.swgold.com.

		Intersection			Assay
Hole No.	Area	From (metres)	To (metres)	Interval (metres)	Grams per tonne gold	COMMENTS
B04-42	Boka 1 South	30.60	45.90	15.30	2.7	quartz-carbonate stockworks
						and quartz sulphide zones
		116.50	143.40	26.90	3.7
	including	125.50	134.50	9.00	7.8

B04-43	Boka 1 North	Vertical hole, abandoned before reaching target

B04-44	Boka 1 South	187.90	223.40	35.50	4.1	quartz-carbonate stockworks
	including	191.90	201.60	9.70	8.5	and quartz sulphide zones

B04-45	Boka 1 South	105.10	141.10	36.00	4.4	quartz-carbonate stockworks
	including	105.10	113.70	8.60	9.4	and quartz sulphide zones

		238.85	301.60	62.75	4.5
	including	238.85	254.75	15.90	10.0

B04-46	Boka 1 North	370.60	404.25	33.65	1.2	quartz-carbonate stockworks

B04-47	Boka 1 South	158.20	176.60	18.40	1.1	quartz-carbonate stockworks

B04-48	Boka 1 South	112.90	172.20	59.30	5.3	quartz-carbonate stockworks
	including	138.55	153.25	14.70	9.7	and massive sulphide

B04-49	Boka 1 North	35.80	37.90	2.10	4.4	quartz-carbonate stockworks

		253.92	331.37	77.45	10.2	massive quartz carbonate plus
	including	288.32	312.87	24.55	18.8	sulphide with visible gold
	including	292.32	296.32	4.00	78.3

Drilling at the Boka 1 Gold Zone continues to show good continuity of gold mineralization downdip and along strike.

On the regional soil sampling program, geochemical results have been received for a further 1,400 samples.  Several new significant gold in soil anomalies have been delineated in the south portion of the Joint Venture permits.  In one of the newly defined gold in soil anomaly, assay results from soils returned values up to 2.1 grams per tonne gold.  The gold in soil anomalies appear to correlate well with gold mineralization in bedrock.  All of the newly defined soil anomalies will be trenched and sampled in detail.  To date, the soil sampling program has covered about 70% of the 190 square kilometre joint venture property with samples taken on a 200 metre by 100 metre spacing.

The mineralization at the Boka Gold Project is hosted by carbonaceous shales within various stratigraphic horizons on the Property and is associated with quartz-sulphide-carbonate stockworks, quartz veins, massive carbonate replacement zones and massive sulphides.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL labs or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM-and the qualified person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals, including the Liam Gold-Silver Project in Peru.  The Company has a number of significant joint ventures.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com